Exhibit 99.3

Management Discussion & Analysis
For period ending December 31, 2003

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of Call-Net’s business and the key factors underlying its financial results. It explains trends in Call-Net’s financial condition, results of operations and balance sheet for the year ending December 31, 2003 compared with the previous fiscal year. The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 – Management’s Discussion and Analysis. This MD&A should be read in conjunction with the Audited Consolidated Financial Statements for December 31, 2003 and December 31, 2002.

Forward-Looking Statements

The consolidated financial statements and MD&A necessarily include amounts and conclusions based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality.

Certain statements in the MD&A also constitute forward-looking statements. They involve known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of Call-Net to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and the ability of Call-Net to attract and retain key employees.

Non GAAP Measures

Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point in the MD&A which each non-GAAP financial measure is discussed, a table has been provided to reconcile to the most directly comparable GAAP measure.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used by investors to analyze the operating results of companies and their ability to incur and service debt. Call-Net uses EBITDA as an operating performance benchmark and defines it as revenue less carrier charges and operating costs. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow

Free cash flow is defined as EBITDA less interest expense on long-term debt, cash income taxes paid and net capital expenditures.

Call-Net Enterprises Inc.	1/31	MD&A 2003

Call-Net’s Business Strategy

Call-Net is the only national, full-service telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECs. Primarily through its wholly owned subsidiary Sprint Canada Inc. (Sprint Canada), the Company offers home phone, long distance, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, as well as local, long distance, data and Internet protocol solutions (including high-speed access) to Canadian businesses and governments of all sizes.

Call-Net provides services through three businesses units – Consumer Services, Business Solutions and Carrier Services. The first two are provided largely under the Sprint Canada brand, while carrier services are delivered under the Call-Net brand.

Call-Net is a facilities-based company operating 14,000 route kilometres (8,600 route miles) of North American fibre. This network connects Canada’s largest markets and key United States markets and with Europe through company-owned international gateway switches in New York City and London, and a trans-Atlantic fibre indefeasible right of usage.

Call-Net is seamlessly connected to the network of Sprint Communications Company L.P. (Sprint) at multiple points across the Canada/U.S. border. In Canada, Call-Net also owns and operates a national Cisco Internet protocol (IP) network.

Local service is provided through equipment co-located in the switch centres of the ILECs. At December 31, 2003, Call-Net had 134 active co-locations in five major urban centres incorporating 25 of Canada’s most populous municipalities. The Company intends to install at least 14 new co-locations in 2004. In Montreal and Vancouver, certain co-locations are connected to Call-Net’s local switches by metro area networks (MANs). Call-Net can sell local access to an addressable market of 4.0 million consumer and 2.6 million local equivalent business lines.

Call-Net has historically derived the bulk of its revenue from long distance services provided to Canadian households and businesses. In the past three years, the Company has reduced its dependency on long distance services and broadened its

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product offering. While long distance remains an important contributor to financial performance, Call-Net’s focus has shifted to market niches where the Company can gain competitive advantage by offering bundled services as well as superior customer service.

This niche market strategy consists of offering bundled services to residential users centered on the home phone; North American network services to multi-national corporations; comprehensive business solutions, including IP-enabled solutions, for large and medium-sized organizations; bundled services for small and medium-sized businesses; and technological innovations such as voice recognition applications in certain niches.

Call-Net is headquartered in Toronto and has operations in 13 offices across Canada, employing over 1,700 people and four U.S. locations.

Competitive Advantages

The Company has several competitive advantages over the ILECs and other telecommunications service providers. They include:

For residential consumers:

❑	A single, affordable price for services bundled according to customer preference

❑	A single invoice that integrates all customer requirements

❑	Simplicity and ease of customer contact regardless of the number of services

❑	Reliable ‘always-on’ service.

For businesses:

❑	The ability to deliver seamless North American network services to multi-national corporations (MNCs)

❑	Early delivery of next-generation business applications through its relationship with Sprint

❑	Reliable, affordable solutions for integrated local, long distance and data in the small and medium sized business market segment

❑	Enhanced voice applications for call centres, including automated voice recognition and customized voice applications.

Call-Net Enterprises Inc.	3/31	MD&A 2003

Competitive Disadvantages

Call-Net faces two major competitive disadvantages compared with the incumbent telecommunication companies. One is the lack of economic scale. Achieving sufficient scale depends on several factors, such as further investment in local service and high-speed Internet infrastructure, and improved ILEC compliance with CRTC rulings designed to promote fair competition in local services.

The other major disadvantage is that Sprint Canada’s offerings are comparable in quality and availability to that of the incumbents. This means that in order to differentiate itself, the Company must compete on price and service. These two factors combine to reduce margins relative to the incumbents.

Technology Risks

The biggest force for potential change in the telecommunications industry is the threat of substitution of the traditional landline telephone by new technologies.

Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that wireless phones are used primarily as a second line. The popularity of wireless phones among younger generations has resulted in some abandonment of landline service, but these preferences are not likely to challenge the prominence of the traditional wireline phone for many years, if at all. To benefit from the popularity of wireless phones as a second line, Call-Net introduced a bundled home phone/wireless service in 2003 with considerable initial success.

A more recently cited threat to the standard landline telephone is telephone service over the Internet, commonly referred to as voice over Internet protocol (VoIP). This service may not be for everyone as it is less reliable than the standard telephone, though there are potential cost savings for users. To meet the demands of those who want Internet telephony, Call-Net will introduce VoIP service for residential consumers in 2004.

In management’s view, the home phone will remain the centerpiece of Canadian telecommunications. From company-owned equipment, Call-Net can provide home

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phone service to approximately one-third of the 12 million homes in Canada. The introduction of VoIP service will expand the Company’s addressable market.

In the business market, there is a continuing shift from asynchronous transfer mode (ATM) and frame relay (two common data networks) to Internet protocol (IP) delivered through virtual private network (VPN) services. This transition results in lower costs for both users and carriers. Call-Net is positioned ahead of this trend with one of the most advanced IP networking solutions available.

2003 in Summary

In 2003, Call-Net had its best year in the past five. In 2003, Call-Net’s operations generated more cash than it consumed. EBITDA was at the second highest level in the past ten years and its net loss was dramatically reduced. By year-end, its balance sheet was in good shape with a strong cash position and net debt at its lowest level in five years. This progress in a year of definitive turnaround, removed much of the financial risk that has inhibited Call-Net in the past five years.

Fourth Quarter 2003 Highlights

In the fourth quarter, revenue was flat over the previous quarter, but the Company continued to make progress in selling home phone service and bundled home phone/ wireless service to Canadian consumers, and IP-enabled solutions to Canadian business of all sizes.

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Revenue Breakdown by Segment

				Variance from Prior		Variance from
	Three Months Ended			Year		Preceding Quarter
	Dec 31,	Dec 31,	Sept 30,
($ Millions)	2003	2002	2003	$	%	$	%
Long distance	45.4	45.3	46.6	0.1	0.2%	(1.2)	(2.6)%
Data	3.4	4.8	3.6	(1.4)	(29.2)%	(0.2)	(5.6)%
Local	21.8	16.6	19.5	5.2	31.3%	2.3	11.8%
Wireless	1.3	—	0.1	1.3	—	1.2	1200.0%

Consumer Services	71.9	66.7	69.8	5.2	7.8%	2.1	3.0%

Long distance	37.8	36.2	38.5	1.6	4.4%	(0.7)	(1.8)%
Data	33.0	36.8	33.9	(3.8)	(10.3)%	(0.9)	(2.7)%
Local	8.8	5.7	8.3	3.1	54.4%	0.5	6.0%

Business Solutions	79.6	78.7	80.7	0.9	1.1%	(1.1)	(1.4)%

Long distance	39.6	40.8	41.8	(1.2)	(2.9)%	(2.2)	(5.3)%
Data	11.8	15.2	11.5	(3.4)	(22.4)%	0.3	2.6%
Local	1.2	1.0	1.1	0.2	20.0%	0.1	9.1%

Carrier Services	52.6	57.0	54.4	(4.4)	(7.7)%	(1.8)	(3.3)%

Total	204.1	202.4	204.9	1.7	0.8%	(0.8)	(0.4)%

Total revenue in the fourth quarter was $204.1 million representing a 0.4 per cent decline from the third quarter of 2003 and a 0.8 per cent increase from the fourth quarter of 2002. Consumer services revenue improved compared with the third quarter of 2003 and the fourth quarter of 2002. Increases in home phone service and new revenue from wireless service more than offset declines, principally in dial-up Internet access. Consumer long distance revenue was essentially unchanged from fourth quarter of 2002. Consumer long distance revenue was down in the fourth quarter of 2003 compared with the third quarter of 2003, due mainly to a change in the mix of long distance plans, as more consumers took advantage of Sprint Canada’s unlimited North American calling plan.

During the fourth quarter, Call-Net added 37,900 net local equivalent lines, of which 30,600 were for consumers. Call-Net also finished the quarter with 12,800 wireless subscribers.

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Business solutions and carrier services revenue fell in the fourth quarter, relative to the third quarter of 2003, as a result of the overall decline in business activity during the fourth quarter holiday season. Compared to the same quarter last year, business solutions revenue increased marginally, as a decline in data revenue was more than offset by higher revenue from long distance and local service. Carrier services revenue declined by $4.4 million compared to the same period last year, primarily due to lower data revenue.

Components of EBITDA

				Variance from		Variance from
	Three Months Ended			Prior Year		Prior Quarter
	Dec 31,	Dec 31,	Sept. 30
($ Millions)	2003	2002	2003	$	%	$	%
Revenue	204.1	202.4	204.9	1.7	0.8%	(0.8)	(0.4)%
Carrier charges	96.8	103.4	108.5	(6.6)	(6.4)%	(11.7)	(10.8)%

Gross profit	107.3	99.0	96.4	8.3	8.4%	10.9	11.3%
Operating costs	81.9	68.4	73.0	13.5	19.7%	8.9	12.2%

EBITDA	25.4	30.6	23.4	(5.2)	(17.0)%	2.0	8.5%

Depreciation and amortization	(38.4)	(41.1)	(38.7)	2.7	(6.6)%	0.3	(0.8)%
Restructuring and other charges	—	(4.9)	—	4.9	—	—	—

Operating loss	(13.0)	(15.4)	(15.3)	2.4	(15.6)%	2.3	(15.0)%

Carrier charges as a % of revenue	47.4%	51.1%	53.0%	—	(3.7)%	—	(5.6)%
Gross profit as a % of revenue	52.6%	48.9%	47.0%	—	3.7%	—	5.6%
Operating costs as a % of revenue	40.1%	33.8%	35.6%	—	6.3%	—	4.5%
EBITDA as a % of revenue	12.4%	15.1%	11.4%	—	(2.7)%	—	1.0%

Carrier charges in the fourth quarter totaled $96.8 million or 47.4 per cent of revenue. This is the first time in the last ten years that carrier charges have made up less than 50 per cent of revenue. Network optimization initiatives, favourable changes in product mix, dispute wins, favourable foreign exchange gains and contract negotiations in the quarter all contributed to the improvement in carrier charges.

Operating costs increased to $81.9 million in the fourth quarter, up 12.2 per cent from the third quarter and 19.7 per cent from the fourth quarter of 2002. The increase in operating costs resulted from support of the new wireless product offering, improvements in customer service levels, and performance incentives for employees.

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EBITDA in the fourth quarter was $25.4 million, up 8.5 per cent from $23.4 million in the third quarter and down $5.2 million or 17.0 per cent from the fourth quarter of 2002. However, EBITDA for the fourth quarter of 2002 included the accrual of a $10.0 million refund in respect of certain DNA services retroactive to May 30, 2002. The Company generated $3.0 million of free cash flow in the quarter as increased EBITDA more than offset increased capital spending.

Summary of Free Cash Flow

	2002	2003
($ Millions)	Q4	Q1	Q2	Q3	Q4
EBITDA	$30.6	$24.9	$24.1	$23.4	$25.4
Interest expense on long-term debt	(12.8)	(12.1)	(11.1)	(11.1)	(8.9)
Cash income taxes paid	(0.5)	(0.5)	(0.5)	(0.2)	(0.2)
Net capital expenditures	(9.4)	(5.4)	(4.8)	(12.8)	(13.3)

Free cash flow	7.9	6.9	7.7	(0.7)	3.0

Interest income and other expense	0.4	0.2	0.3	(2.3)	(2.6)
Operating component of foreign exchange gain (loss)	0.4	3.2	3.2	(1.8)	(4.6)
Other taxes paid	(1.2)	0.1	(0.7)	(0.1)	0.1
Change in non-cash working capital and other charges	(0.7)	(8.4)	(3.6)	(1.7)	(0.8)
Change in deferred costs	—	—	—	—	(1.0)
Acquisitions	(1.0)	—	—	(20.0)	0.3
Proceeds from sale of accounts receivable	—	—	—	10.0	-
Change in RoW liability	0.7	(0.7)	(0.5)	(0.7)	(0.3)
Equity issued	—	—	—	35.2	5.4

Change in cash & short term investments	6.5	1.3	6.4	17.9	(0.5)

Quarterly Summary Information

Over the past eight quarters, Call-Net’s revenue has been quite stable, ranging from a low of $194.1 million to a high of $204.9 million. Gains from the introduction of new products and services, and the marketing success of new pricing plans offset declines in the per minute and per unit price of services. The volume of traffic on Call-Net’s network continues to grow each year. In 2003, long distance minutes grew by 8.4 per cent to 8.8 billion minutes.

Call-Net Enterprises Inc.	8/31	MD&A 2003

Quarterly Summary Information

	Pre-Recapitalization
	2001	2002				2003
(in millions of Canadian dollars, except per share data)	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Statement of Operations
Revenue	$215.1	$201.8	$197.9	$198.6	$202.4	$202.2	$194.1	$204.9	$204.1
Carrier charges	130.7	116.8	118.4	113.9	103.4	106.2	98.4	108.5	96.8
Gross profit	84.4	85.0	79.5	84.7	99.0	96.0	95.7	96.4	107.3
Depreciation & amortization	(41.1)	(41.8)	(38.7)	(40.5)	(41.1)	(40.1)	(39.6)	(38.7)	(38.4)
Operating income (loss)	(23.6)	(29.9)	(74.0)	(25.5)	(15.4)	(15.2)	(22.5)	(15.3)	(13.0)
Net Income (loss)	(98.2)	(91.8)	(62.4)	29.1	(24.4)	8.1	2.5	(29.7)	(16.2)
EPS, basic	(21.70)	(20.26)	(2.62)	1.22	(1.02)	0.34	0.10	(1.13)	(0.46)

The most significant trend over the past eight quarters has been the decline in carrier charges and the consequent increase in gross profit. Over the past two years, carrier charges, as a per cent of revenue, have declined from 60.8 per cent to 47.4 per cent, while gross profit, as a percentage of revenue, has risen from 39.2 per cent to 52.6 per cent. Approximately one-third of this improvement comes from reductions in carrier charges as a result of Canadian Radio-television and Telecommunications Commission (CRTC) initiatives to level the competitive playing field. The remaining two-thirds of the improvement have come from Call-Net’s own initiatives to optimize its network and negotiate reductions in rates paid to other carriers, as well as favourable dispute settlements and foreign exchange gains.

2003 Operating Results

Revenue Highlights

In 2003, total revenue grew by $4.6 million, or 0.6 per cent, from the prior year to $805.3 million. Growth in the Company’s business solutions and consumer services operations supported the revenue stability, although wholesale carrier revenue declined as expected.

Call-Net made significant inroads in the market for local services, adding 65,000 net consumer lines and 41,400 net equivalent business lines for a total of 106,400 lines, a 62.1 per cent increase year over year.

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Lines and Customers

	2002	2003
	Q4	Q1	Q2	Q3	Q4
Residential Home Phone Service Lines	141,000	144,600	157,100	175,400	206,000
Business Local Line Equivalents*	30,200	43,900	53,500	64,300	71,600

Total Local Lines	171,200	188,500	210,600	239,700	277,600

Average Monthly Churn **	4.0%	3.8%	3.6%	3.4%	2.6%
Residential LD Customers	555,700	530,600	522,800	632,600	609,100
Residential Dial-up Internet Customers	77,000	72,000	69,700	68,400	65,700
Residential Wireless Customers	—	—	—	2,600	12,800

*	Business local line equivalents include Primary Rate Interfaces (PRIs) quantified as 23 individual business lines (IBLs)

**	Average Monthly Churn equals monthly disconnections divided by the average number of lines per month

Customer churn in local services declined significantly, from an average of 4.0 per cent in 2002, to 2.6 per cent by the fourth quarter of 2003.

Consumer Services

Through Sprint Canada, Call-Net competes for residential customers with one of the former telephone monopolies in each of Canada’s five largest metropolitan markets including 25 different municipalities. The Company has built a profitable and growing customer base around the home phone by offering bundled services — local, long distance, dial-up Internet access and, since September 2003, wireless services. No national competitor offers customers choice with the combination of service and value provided by Sprint Canada.

Over the past several years, the Company has learned a great deal about the challenges of competing in the home phone market. The technological requirements are complex. Effort must be invested in forming cooperative relationships with the sometimes reluctant ILECs who lack experience in efficiently switching customers seeking Sprint Canada’s service. Progress, though slow, is being made. In the first half of 2003, new home phone subscriber activations averaged approximately 400 daily. In the second half of 2003, as Call-Net’s provisioning process improved and as the cut-over became more efficient, home phone line activations averaged almost 700 a day.

The Company’s resources and systems are currently scaled to handle as many as 1,000 new home phone line activations daily. Call-Net continues to consider which capital investments can be justified to expand operational scale to handle a much

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higher volume of customer acquisitions. To date, the Company has taken an incremental approach consistent with the incremental nature of CRTC rulings that make fair competition more feasible.

Churn reductions among home phone service customers amounted to approximately 25 per cent in 2003. Continued improvement in churn is expected in 2004 as the Company’s offerings attract new subscribers to bundled services, stringent credit checks screen out financially unreliable customers, customer service continues to improve, retention programs are introduced, and the opportunity to provide high-speed Internet access materializes. Recent regulatory actions should also help to reduce churn by extending the period during which the ILECs are prohibited from ‘winning-back’ Sprint Canada customers using anti-competitive practices.

Churn in stand-alone long distance customers also fell in 2003. Stand-alone long distance churn is much higher than that in the home phone customer base as there are many more competitors in this market and it is comparatively easy to switch long distance carriers. The Company is focused on improving the effectiveness of customer acquisition and retention efforts. For example, affinity programs are effective in reducing stand-alone long distance churn and were developed with companies such as TD Visa and American Express.

Overall, consumer revenue increased in 2003 by $11.8 million or 4.6 per cent to $269 million. Call-Net had an excellent year in growing the home phone business among Canadian households, although the stand-alone long distance and dial-up Internet businesses declined as expected.

Consumer Home Phone Service Revenue

Local, or home phone, service revenue grew by 44.0 per cent in 2003 to $75.9 million as the number of lines expanded by 46.1 per cent to 206,000 at year-end. Home phone service customers, almost all of whom subscribe to more than one service from Sprint Canada, are emerging as the primary source of consumer revenue. In 2003, revenue from bundled customers accounted for 45.3 per cent of Call-Net’s consumer revenue.

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Consumer Long Distance Revenue

Long distance customers increased by 53,400 to 609,100, reflecting the addition of the eForce customer base in the third quarter. Long distance revenue (including bundled long distance revenue) declined by 3.6 per cent to $176.5 million as price declines and churn in the stand-alone base for the full year did not offset the eForce customer additions. Stand-alone long distance service remains a viable business, however the Company expects further price declines and continued aggressive competition.

Consumer Service Revenue

				Variance from Prior		Variance from				Variance from
	Three Months Ended			Year		Preceding Quarter		Twelve Months Ended		Prior Year
	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
($ Millions)	2003	2002	2003	$	%	$	%	2003	2002	$	%
Long distance	45.4	45.3	46.6	0.1	0.2%	(1.2)	(2.6)%	176.5	183.1	(6.6)	(3.6)%
Data	3.4	4.8	3.6	(1.4)	(29.2)%	(0.2)	(5.6)%	15.2	21.4	(6.2)	(29.0)%
Local	21.8	16.6	19.5	5.2	31.3%	2.3	11.8%	75.9	52.7	23.2	44.0%
Wireless	1.3	—	0.1	1.3	—	1.2	1200.0%	1.4	—	1.4	—

Consumer Services	71.9	66.7	69.8	5.2	7.8%	2.1	3.0%	269.0	257.2	11.8	4.6%

The $19.7 million eForce acquisition added 115,000 customers in the third quarter. eForce resells long distance through consumer services companies and provides customer acquisition, integrated billing and customer relationship management services. Its major clients include CIBC Card Products, one of Canada’s largest credit card issuers, and EastLink, an eastern Canadian-based communications company. eForce plans to expand its service to other marquee brands and offers good margins with low acquisition costs and minimal product development demands. The acquisition of eForce, which offers lower rates on average than the Company, reduced the average revenue per minute in residential long distance by 1.4 per cent in 2003.

Consumer Data Revenue

Revenue from dial-up Internet customers declined by 29.0 per cent to $15.2 million and the number of subscribers shrank by 15.1 per cent to 65,400 at year-end. The declines were anticipated as Canadian households continue to migrate to high-speed Internet services.

Call-Net Enterprises Inc.	12/31	MD&A 2003

Consumer Wireless Revenue

In September 2003, Call-Net launched a bundled wireless service under the Fido® brand through an agreement with Microcell Solutions Inc. of Montreal. The service is available only to Sprint Canada home phone service customers. Sprint Canada provides sales, marketing, customer support, billing and payment processing services, while Microcell provides technical support service. The bundling of home phone and wireless service is cost-efficient to market and has proven popular. By year-end, 12,800 net households had been added. Call-Net expects as many as 10 to 20 per cent of new Sprint Canada subscribers will opt for the Fido-bundled package. An attractive aspect of this service for Call-Net is that the subscribers sign two-year contracts. The Company’s analysis shows that customers who use Sprint Canada home phone service for more than 12 months are substantially less likely to churn than those subscribing for less time. Revenue from wireless operations totaled $1.4 million in 2003. The Company incurred approximately $3.0 million in costs associated with the launch of this program. The Company believes that the Canadian wireless market will grow by nearly 30 per cent to 18 million users by 2006. The partnership with Microcell provides the Company with a cost effective way to share in this growth.

Business Solutions

The business telecommunications market continues to experience fierce competition. The ILECs are competing aggressively in each other’s former monopoly territory, while new competitors are trying to establish greater market share. As a result of competition and new technologies, voice and data prices have declined; a trend that is expected to continue.

Call-Net is a small player in this market, focused on four niches where it can develop competitive advantages:

1.	Call-Net is the only Canadian telecommunications company in a close working relationship with a U.S. partner.

Sprint and Sprint Canada offer MNCs single-service, single-invoice seamless North American network coverage. The Company believes that the market for cross-border service exceeds $5.0 billion. Sprint recognizes that a joint sales

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effort between Sprint and Sprint Canada gives it a competitive advantage over other U.S. carriers.

The Company has three full-time employees at Sprint whose sole responsibility is to maintain and further develop a productive cross-border relationship.

The Company’s success in capturing new MNC accounts in 2003 was epitomized by The Oppenheimer Group, one of North America’s top produce distributors. It consolidated its communications on the Sprint Canada network and took advantage of the relationship with Sprint to place its North American operations on a single technology platform. Another new customer, Top Producer Systems Inc. chose Sprint Canada to provide local, long distance, toll free and Internet access services over the high-capacity Canadian digital fibre network and seamlessly through Sprint’s network to service 140,000 real estate professionals throughout North America.

2.	The Company’s IP-enabled solutions deliver the most recent business innovations at substantial cost savings and time efficiencies.

Call-Net’s business relationship with Sprint ensures it can bring the next-generation of IP-based solutions to Canada ahead of competitors and at limited capital cost. For instance, a large national retailer selected Sprint Canada to update its national frame relay network to consolidate all remote locations and dispersed local area networks. A North American entertainment company chose Sprint Canada to tie 60 theatres across Canada to its back office and expedite data management. As well, a global financial media services organization switched to Sprint Canada to deliver its financial markets data to investment brokers from coast-to-coast. In each of these situations, Sprint Canada is using IP-enabled solutions to integrate legacy systems with next-generation services in an efficient and cost-effective manner for its customers.

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3.	The Company bundles long distance, local, and high-speed Internet access for small and medium-sized enterprises (SME).

The SME market is under-serviced by the ILECs and other competitors. Business owners are responding to the Company’s bundled product offering, pricing and attention to customer service. Sprint Canada Business Solutions was able to more than double its customer base in 2003 to 11,000 largely as a result of beginning to successfully take advantage of the market opportunities within the SME sector.

4.	The Company has successfully penetrated the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications.

The Company’s customized voice applications are moving call centres to speech-enabled technology that is easier for customers to use and circumvents the frustration of pressing numerals to access service. Call-Net, through its wholly-owned subsidiary Time iCR, is a leader in national language speech enabled applications. In 2003, Air Canada selected Sprint Canada to manage its eight call centres. The centres were redeployed on two network nodes using proprietary knowledge software to provide more economical, reliable and user-friendly service. Airline pilots, for instance, now check their flight schedules using voice-activated systems.

Large companies conduct extensive due diligence before selecting a new telecommunications service provider. Their decisions to switch to Sprint Canada are votes of confidence in the Company’s technological leadership, network reliability, customer service and financial stability. Major corporate clients include Bata Limited, Bechtel Corporation, The Columbia House Company (Canada), Intuit Canada Limited, The Oppenheimer Group, Schneider National Inc., Siemens Business Services Canada Inc. and Top Producer Systems Inc.

Call-Net Enterprises Inc.	15/31	MD&A 2003

Business Solutions Revenue

In 2003, Call-Net grew annual business solutions revenue and earnings for the first time in more than five years in an industry where voice and data industry revenue actually declined. Total business solutions revenue improved by 2.1 per cent or $6.7 million to $318.6 million. The growth was initiated by a stronger product offering, including IP-enabled solutions and the establishment of a third-party agency sales channel for small and medium-sized business. Business Solutions revenue represented about 40 per cent of total corporate revenue in 2003.

Business Solutions Revenue

				Variance from Prior		Variance from
	Three Months Ended			Year		Preceding Quarter
	Dec 31,	Dec 31,	Sept 30,
($ Millions)	2003	2002	2003	$	%	$	%
Long distance	37.8	36.2	38.5	1.6	4.4%	(0.7)	(1.8)%
Data	33.0	36.8	33.9	(3.8)	(10.3)%	(0.9)	(2.7)%
Local	8.8	5.7	8.3	3.1	54.4%	0.5	6.0%

Business Solutions	79.6	78.7	80.7	0.9	1.1%	(1.1)	(1.4)%

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Variance from
	Twelve Months Ended		Prior Year
	Dec 31,	Dec 31,
($ Millions)	2003	2002	$	%
Long distance	153.6	150.3	3.3	2.2%
Data	134.0	144.9	(10.9)	(7.5)%
Local	31.0	16.7	14.3	85.6%

Business Solutions	318.6	311.9	6.7	2.1%

Business long distance revenue grew by 2.2 per cent to $153.6 million at a time when the Company’s competitors generally suffered revenue loss. Average revenue per minute declined by approximately 11 per cent.

Focus on selling local service bundles to small and medium sized enterprises has produced solid results. New business local line equivalents more than doubled with 41,400 additions during the year, bringing the year-end total to 71,600. Revenue from business local services increased by 85.6 per cent to $31.0 million.

Data revenue declined by 7.5 per cent to $134.0 million. A declining data revenue trend in the first two quarters of 2003 flattened considerably in the third as the Company’s cross border efforts began to be realized.

Call-Net Enterprises Inc.	16/31	MD&A 2003

Carrier Services

The owners and operators of fibre networks routinely buy and sell excess capacity in the wholesale market. During the past three years, the wholesale carrier business has suffered as telecommunications companies went out of business, while demand for fibre bandwidth declined and prices continued to fall.

Quality customer service and flexibility of offerings are hallmarks of the Call-Net wholesale business. They help to preserve good margins. To further solidify customer relations and corporate performance, the staff that purchase access from other networks and the staff that sell access to the Call-Net network were merged into a single team in 2003. This initiative reduced carrier costs substantially and strengthened gross margin.

Carrier Services Revenue

Call-Net’s strategy is to optimize the contribution from wholesale services, by focusing on profitability, rather than revenue growth. With approximately 125 wholesale customers, the Company works closely with the 20 largest that represent about 75 per cent of carrier services revenue. Call-Net’s largest customers are actually other large carriers such as MCI, Sprint, and the Canadian ILECs.

In 2003, wholesale revenue totaled $217.7 million, representing a 6.0 per cent decline from $231.6 million in the prior year and representing 27.0 per cent of the Company’s total revenue. Average revenue per minute (ARPM) in wholesale declined by approximately 13 per cent.

Carrier Services Revenue

	Three Months Ended			Variance from Prior Year		Variance from Preceding Quarter
	Dec 31,	Dec 31,	Sept 30,
($ Millions)	2003	2002	2003	$	%	$	%
Long distance	39.6	40.8	41.8	(1.2)	(2.9)%	(2.2)	(5.3)%
Data	11.8	15.2	11.5	(3.4)	(22.4)%	0.3	2.6%
Local	1.2	1.0	1.1	0.2	20.0%	0.1	9.1%

Carrier Services	52.6	57.0	54.4	(4.4)	(7.7)%	(1.8)	(3.3)%

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Variance from
	Twelve Months Ended		Prior Year
	Dec 31,	Dec 31,
($ Millions)	2003	2002	$	%
Long distance	162.8	170.2	(7.4)	(4.3)%
Data	50.1	59.0	(8.9)	(15.1)%
Local	4.8	2.4	2.4	100.0%

Carrier Services	217.7	231.6	(13.9)	(6.0)%

Call-Net Enterprises Inc.	17/31	MD&A 2003

Carrier Charges, Operating Costs & Operating Profit

Carrier Charges

Carrier charges comprise about one half of the Company’s total revenue. These charges declined by 9.4 per cent, or $42.6 million, to $409.9 million in 2003. Progress was made in network optimizations and international carrier negotiations, and improvements were made to the competitive landscape as a result of recent CRTC decisions.

				Variance from		Variance from
	Three Months Ended			Prior Year		Prior Quarter
	Dec 31,	Dec 31,	Sept. 30
($ Millions)	2003	2002	2003	$	%	$	%
Revenue	204.1	202.4	204.9	1.7	0.8%	(0.8)	(0.4)%
Carrier charges	96.8	103.4	108.5	(6.6)	(6.4)%	(11.7)	(10.8)%

Gross profit	107.3	99.0	96.4	8.3	8.4%	10.9	11.3%
Operating costs	81.9	68.4	73.0	13.5	19.7%	8.9	12.2%

EBITDA	25.4	30.6	23.4	(5.2)	(17.0)%	2.0	8.5%

Depreciation and amortization	(38.4)	(41.1)	(38.7)	2.7	(6.6)%	0.3	(0.8)%
Restructuring and other charges	—	(4.9)	—	4.9	—	—	—

Operating loss	(13.0)	(15.4)	(15.3)	2.4	(15.6)%	2.3	(15.0)%

Carrier charges as a % of revenue	47.4%	51.1%	53.0%	—	(3.7)%	—	(5.6)%
Gross profit as a % of revenue	52.6%	48.9%	47.0%	—	3.7%	—	5.6%
Operating costs as a % of revenue	40.1%	33.8%	35.6%	—	6.3%	—	4.5%
EBITDA as a % of revenue	12.4%	15.1%	11.4%	—	(2.7)%	—	1.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Variance from
	Twelve Months Ended		Prior Year
	Dec 31,	Dec 31,
($ Millions)	2003	2002	$	%
Revenue	805.3	800.7	4.6	0.6%
Carrier charges	409.9	452.5	(42.6)	(9.4)%

Gross profit	395.4	348.2	47.2	13.6%
Operating costs	297.6	300.4	(2.8)	(0.9)%

EBITDA	97.8	47.8	50.0	104.6%

Depreciation and amortization	(156.8)	(162.1)	5.3	(3.3)%
Restructuring and other charges	(7.0)	(30.5)	23.5	(77.0)%

Operating loss	(66.0)	(144.8)	78.8	(54.4)%

Carrier charges as a % of revenue	50.9%	56.5%	—	(5.6)%
Gross profit as a % of revenue	49.1%	43.5%	—	5.6%
Operating costs as a % of revenue	37.0%	37.5%	—	(0.5)%
EBITDA as a % of revenue	12.1%	6.0%	—	6.1%

Call-Net’s gross profit was $395.4 million in 2003, a 13.6 per cent improvement over the $348.2 million in the previous year. Gross profit, as a percentage of revenue, was 49.1 per cent in 2003, compared with 43.5 per cent in 2002.

While carrier charges were lower overall and are trending downwards, they fluctuated during the year. For example, carrier charges rose in the third quarter of 2003 by $10.1 million from the prior quarter following the acquisition of eForce. Canadian and international termination charges also fluctuate in response to changes in minute volumes, changes in foreign exchange rates and in response to changes in the mix between Canadian, U.S. and international terminations.

Operating Costs

Call-Net’s 2003 corporate strategy involved a shift from fixed to variable costs through partnerships and outsourcing in the delivery of various sales and customer care services. The Company’s goal was to create a more flexible workforce and reduce overhead costs so that it could quickly leverage new growth opportunities. Operating cost reductions have largely been achieved through staff reductions. Call-

Call-Net Enterprises Inc.	18/31	MD&A 2003

Net anticipates modest increases in employee numbers to manage new growth, especially in customer care.

The shift to variable costs reduced overall operating expenses by $2.8 million in 2003, or 0.9 per cent, to $297.6 million. Operating costs as a percentage of revenue declined from 37.5 per cent to 37.0 per cent. Operating costs rose by $16.8 million in the second half of 2003 relative to the second half of 2002, primarily as a result of increases in sales and marketing expenses, and customer care costs, together with some one-time increases in personnel costs in other areas.

The Cost of Growth in Local Services

Call-Net is focused on growing market share in local services. In doing so, it incurs costs for sales, marketing and provisioning, or transferring a customer’s telephone service from an ILEC’s network to Call-Net’s network. These costs erode short-term operating profits as the Company builds a solid and profitable customer base for the future. The provisioning costs paid to the ILECs appear in Call-Net’s carrier charges. In 2003, these one-time carrier charges for consumer local lines were $9.8 million, compared with $11.2 million in 2002. Related operating costs for provisioning, selling and marketing local services to consumers totaled $32.5 million in 2003 versus $35.5 million in 2002.

Cost of Acquisition per Customer

	Consumer Services
	Twelve Months Ended
	Dec 31,	Dec 31,
($ Millions)	2003	2002
Carrier Charges
Local Service Request	$9.8	$11.2
Operating Costs
Provisioning	$4.5	$6.0
Selling and marketing	$28.0	$29.5

Total Cost of Acquisition	$42.3	$46.7

Gross adds	127,900	132,500

Cost of Acquisition per Customer	$331	$352

Call-Net Enterprises Inc.	19/31	MD&A 2003

Operating Profit (Loss)

Operating Loss and Other Expenses

				Variance from		Variance from
	Three Months Ended			Prior Year		Prior Quarter
	Dec. 31,	Dec. 31,	Sept. 30,
($ Millions, except per share amounts)	2003	2002	2003	$	%	$	%
EBITDA	25.4	30.6	23.4	(5.2)	(17.0)%	2.0	8.5%
Depreciation and amortization	(38.4)	(41.1)	(38.7)	2.7	(6.6)%	0.3	(0.8)%
Restructuring and other charges	—	(4.9)	—	4.9	—	—	—

Operating loss	$(13.0)	$(15.4)	$(15.3)	2.4	(15.6)%	2.3	(15.0)%
Net gain on sale of assets and rights	—	4.9	—	(4.9)	(100.0)%	—	—
Gain on repurchase of long-term debt	—	—	—	—	—	—	—
Interest on long-term debt	(8.9)	(12.8)	(11.1)	3.9	(30.5)%	2.2	(19.8)%
Interest and other income (expense)	(2.7)	(1.6)	(2.6)	(1.1)	68.8%	(0.1)	(260.0)%
Foreign exchange gain (loss)	12.8	2.2	(0.4)	10.6	481.8%	13.2	(3300.0)%
Income tax benefit (expense)	(4.4)	(1.7)	(0.3)	(2.7)	158.8%	(4.1)	1366.7%

Net Income (Loss)	(16.2)	(24.4)	(29.7)	8.2	(33.6)%	13.5	(45.5)%

EPS, basic *	(0.46)	(1.02)	(1.13)	0.56	(54.9)%	0.67	(59.3)%

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Variance from
	Twelve Months Ended		Prior Year
	Dec. 31,	Dec. 31,
($ Millions, except per share amounts)	2003	2002	$	%
EBITDA	97.8	47.8	50.0	104.6%
Depreciation and amortization	(156.8)	(162.1)	5.3	(3.3)%
Restructuring and other charges	(7.0)	(30.5)	23.5	(77.0)%

Operating loss	$(66.0)	$(144.8)	78.8	(54.4)%
Net gain on sale of assets and rights	—	9.4	(9.4)	(100.0)%
Gain on repurchase of long-term debt	—	93.1	(93.1)	(100.0)%
Interest on long-term debt	(43.2)	(104.2)	61.0	(58.5)%
Interest and other income (expense)	(5.7)	(3.7)	(2.0)	54.1%
Foreign exchange gain (loss)	85.9	2.3	83.6	3634.8%
Income tax benefit (expense)	(6.3)	(1.6)	(4.7)	293.8%

Net Income (Loss)	(35.3)	(149.5)	114.2	(76.4)%

EPS, basic *	(1.28)	NA	NA	NA

*	The twelve months ended December 31, 2002 is comprised of pre-capitalization and post-recapitalization periods and therefore both the basic and fully diluted EPS figures cannot be calculated.

In 2003, EBITDA increased to $97.8 million, compared with $47.8 million in 2002. The $50.0 million improvement consisted of a $47.2 million improvement in gross profit and a $2.8 million reduction in operating costs.

Depreciation and amortization totaled $156.8 million, a 3.3 per cent decrease from 2002. Depreciation and amortization has generally been falling as the Company’s capital spending program has been scaled back.

In 2003, Call-Net recorded a special charge in the second quarter of $7.0 million. This charge represents the net present value of fibre maintenance costs on dark fibre that will be incurred by Call-Net under contracts for up to 15 years in length with no foreseeable future economic benefit and for which it has been determined there is no prospect of recovery. In 2002, there were $30.5 million in restructuring and special charges for severance and equipment write-downs.

Other Expenses

Interest expense decreased to $43.2 million from $104.2 million in 2002. The drop in interest expense was a function of three factors: under the Plan of Arrangement completed in April 2002, the Company exchanged approximately $2.6 billion of old debt for US$377.0 million (approximately $600.0 million) of new senior secured notes; the subsequent market purchase of U.S.$77.5 million (approximately

Call-Net Enterprises Inc.	20/31	MD&A 2003

$120.0 million) of senior secured notes in September 2002 thereby avoiding the interest costs associated with the repurchased notes; and the strengthening, in 2003, of the Canadian dollar, which resulted in a lower Canadian dollar interest payment obligation on the Company’s senior secured notes, which are denominated in U.S. dollars.

In 2003, the Company recorded a gain of $85.9 million on foreign exchange on the U.S. dollar denominated senior secured notes as the result of the sharp appreciation of the Canadian dollar against the U.S. dollar. Based on the December 31, 2003 balances, a one per cent change in the value of the Canadian dollar against the U.S. currency increases or decreases the Company’s long-term debt by approximately $3.9 million.

In 2002, Call-Net recorded non-operating items consisting of a $93.1 million gain on the repurchase of approximately U.S.$77.5 million of notes and a $9.4 million gain from the disposal of assets and rights.

Net Income (Loss)

In 2003, Call-Net recorded a net loss of $35.3 million, or $1.28 per share, compared with a net loss of $149.5 million in 2002. Fiscal 2002 included pre-capitalization and post-recapitalization periods and therefore the basic and fully diluted earnings per share (EPS) figures cannot be calculated. Four principal factors contributed to the $114.2 million improvement compared with a year earlier:

▪	$61.0 million decrease in interest expense on long-term debt

▪	$83.6 million increase in gain on foreign exchange

▪	$78.8 million decrease in operating loss Offset by

Offset by

▪	$102.5 million decrease in gains relating to the sale of assets and rights and repurchase of long-term debt

▪	$2.0 million increase in interest and other expense

▪	$4.7 million increase in income tax expense

Call-Net Enterprises Inc.	21/31	MD&A 2003

Cash Flow

				Variance from		Variance from
	Three Months Ended			Prior Year		Prior Quarter
	Dec. 31	Dec. 31	Sept. 30
($ Millions)	2003	2002	2003	$	%	$	%
Net income (loss)	(16.2)	(24.4)	(29.7)	8.2	(33.6)%	13.5	(45.5)%
Depreciation and amortization	38.4	41.1	38.7	(2.7)	(6.6)%	(0.3)	(0.8)%
Interest and other (income)/expense	0.1	2.0	0.3	(1.9)	(95.0)%	(0.2)	(66.7)%
Foreign exchange (gain)/loss	(17.4)	(1.8)	(1.4)	(15.6)	866.7%	(16.0)	1142.9%
Income taxes	4.3	—	—	4.3	—	4.3	—
Gain on repurchase of long-term debt	—	—	—	—	—	—	—
Interest on long-term debt	—	—	—	—	—	—	—
Loss (gain) on disposals	—	(4.9)	—	4.9	(100.0)%	—	—
Future income taxes	—	—	—	—	—	—	—

Cash flow from operating activities before change in non-working capital	9.2	12.0	7.9	(2.8)	(23.3)%	1.3	16.5%
Change in non-cash working capital	(0.8)	4.2	(1.7)	(5.0)	(119.0)%	0.9	(52.9)%

Cash flow from operating activities	8.4	16.2	6.2	(7.8)	(48.1)%	2.2	35.5%

Change in short-term investments	(0.1)	24.8	(17.2)	(24.9)	(100.4)%	17.1	(99.4)%
Acquisition of capital assets	(13.3)	(9.4)	(13.7)	(3.9)	41.5%	0.4	(2.9)%
Increase in deferred costs	(1.0)	—	—	(1.0)	—	(1.0)	—
Acquisitions	0.3	(1.0)	(20.0)	1.3	(130.0)%	20.3	(101.5)%
Net proceeds from disposal of capital assets	—	—	0.9	—	—	(0.9)	(100.0)%
Proceeds from sale of accounts receivable	—	—	10.0	—	—	(10.0)	(100.0)%

Cash flow from investing activities	(14.1)	14.4	(40.0)	(28.5)	(197.9)%	25.9	(64.8)%

Change in ROW liability	(0.3)	0.7	(0.7)	(1.0)	(142.9)%	0.4	(57.1)%
Repurchase of long-term debt	—	—	—	—	—	—	—
Issuance of Common Shares	5.4	—	35.2	5.4	—	(29.8)	(84.7)%

Cash flow from financing activities	5.1	0.7	34.5	4.4	628.6%	(29.4)	(85.2)%

Net increase (decrease) in cash and cash equivalents	(0.6)	31.3	0.7	(31.9)	(101.9)%	(1.3)	(185.7)%

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Variance from
	Twelve Months Ended		Prior Year
	Dec. 31	Dec. 31
($ Millions)	2003	2002	$	%
Net income (loss)	(35.3)	(149.5)	114.2	(76.4)%
Depreciation and amortization	156.8	162.1	(5.3)	(3.3)%
Interest and other (income)/expense	1.3	3.0	(1.7)	(56.7)%
Foreign exchange (gain)/loss	(85.9)	(3.0)	(82.9)	2763.3%
Income taxes	4.3	—	4.3	—
Gain on repurchase of long-term debt	—	(93.1)	93.1	(100.0)%
Interest on long-term debt	—	35.7	(35.7)	(100.0)%
Loss (gain) on disposals	—	1.3	(1.3)	(100.0)%
Future income taxes	—	(2.4)	2.4	(100.0)%

Cash flow from operating activities before change in non-working capital	41.2	(45.9)	87.1	(189.8)%
Change in non-cash working capital	(7.5)	52.0	(59.5)	(114.4)%

Cash flow from operating activities	33.7	6.1	27.6	452.5%

Change in short-term investments	(2.7)	229.5	(232.2)	(101.2)%
Acquisition of capital assets	(44.1)	(78.4)	34.3	(43.8)%
Increase in deferred costs	(1.0)	(2.6)	1.6	(61.5)%
Acquisitions	(19.7)	(1.0)	(18.7)	1870.0%
Net proceeds from disposal of capital assets	7.8	6.7	1.1	16.4%
Proceeds from sale of accounts receivable	10.0	—	10.0	—

Cash flow from investing activities	(49.7)	154.2	(203.9)	(132.2)%

Change in ROW liability	(2.2)	(0.2)	(2.0)	1000.0%
Repurchase of long-term debt	—	(29.7)	29.7	(100.0)%
Issuance of Common Shares	40.6	—	40.6	0.0%

Cash flow from financing activities	38.4	(29.9)	68.3	(228.4)%

Net increase (decrease) in cash and cash equivalents	22.4	130.4	(108.0)	(82.8)%

Operating Activities

Operating activities before changes in non-cash working capital provided $41.2 million of cash in 2003 compared with a use of $45.9 million of cash in 2002. The $87.1 million improvement reflected better operating results. Non-cash working capital changes consumed $7.5 million of cash due primarily to a decline in accounts payable, offset by an increase in other accrued liabilities.

Investing Activities

Investment activities in 2003 used $49.7 million of cash compared with proceeds of $154.2 million in 2002. In 2003, $44.1 million was spent on capital assets to improve existing systems, accommodate new products and enhance cost efficiency, $19.7 million was spent on acquisitions. A further $3.7 million was used in changes in short-term investments and deferred costs. The expenditures were offset by $10.0 million in proceeds from the sale of receivables and $7.8 million in proceeds from the sale of capital assets.

Call-Net Enterprises Inc.	22/31	MD&A 2003

In 2003, Call-Net spent approximately 5.5 percent of revenue on capital assets. This is significantly less than the 15 to 17 per cent invested by the ILECs and reflects Call-Net’s unique position in the industry. Through its agreement with Sprint, Call-Net is able to acquire next-generation products at reduced cost, relieving the Company of the necessity of incurring its own product development costs. In addition, significant components of Call-Net’s network are leased from other carriers. Call-Net is required to make regular lease payments, but is not compelled to incur capital costs to maintain these leased components. Call-Net expects that it will continue to be able to operate effectively, while spending substantially less in capital than its competitors, when measured as a percentage of sales.

Financing Activities

Financing activities provided $38.4 million of cash compared with a use of $29.9 million in 2002. During the year, Call-Net completed a share offering, selling a total of 11.5 million class B common shares (including an over-allotment option) at $3.75 per share to a group of underwriters for net proceeds after commissions and transaction costs of $40.6 million. Call-Net gained a number of new Canadian institutional and retail shareholders as a result of this deal and added significantly to its liquidity. The Company also incurred $2.2 million in costs in 2003 associated with the repayment of a right-of-way liability.

In 2002 the Company repurchased U.S.$77.5 million face amount of senior secured notes at a cost of $29.7 million. Call-Net continues to evaluate the most effective use of capital and may make market purchases of senior secured notes in the future, depending on market opportunities, capital requirements and liquidity needs.

Free Cash Flow

In mid-2002, Call-Net committed to becoming cash flow self-sufficient, a goal it reached in the fourth quarter of 2002. Maintaining positive free cash flow remained a priority in 2003. Cash was used first to pay interest on debt, second for asset maintenance and third to grow the business. In 2003, the Company generated $16.9 million in free cash flow.

Call-Net Enterprises Inc.	23/31	MD&A 2003

Free Cash Flow

	2002	2003

($ Millions)	Q4	Q1	Q2	Q3	Q4	Total
EBITDA	$30.6	$24.9	$24.1	$23.4	$25.4	$97.8
Interest expense on long-term debt	(12.8)	(12.1)	(11.1)	(11.1)	(8.9)	(43.2)
Cash income taxes paid	(0.5)	(0.5)	(0.5)	(0.2)	(0.2)	(1.4)
Net capital expenditures	(9.4)	(5.4)	(4.8)	(12.8)	(13.3)	(36.3)

Free cash flow	7.9	6.9	7.7	(0.7)	3.0	16.9

Interest income and other expense	0.4	0.2	0.3	(2.3)	(2.6)	(4.4)
Operating component of foreign exchange gain (loss)	0.4	3.2	3.2	(1.8)	(4.6)	—
Other taxes paid	(1.2)	0.1	(0.7)	(0.1)	0.1	(0.6)
Change in non-cash working capital and other charges	(0.7)	(8.4)	(3.6)	(1.7)	(0.8)	(14.5)
Change in deferred costs	—	—	—	—	(1.0)	(1.0)
Acquisitions	(1.0)	—	—	(20.0)	0.3	(19.7)
Proceeds from sale of accounts receivable	—	—	—	10.0	—	10.0
Change in RoW liability	0.7	(0.7)	(0.5)	(0.7)	(0.3)	(2.2)
Equity issued	—	—	—	35.2	5.4	40.6

Change in cash & short term investments	6.5	1.3	6.4	17.9	(0.5)	25.1

Liquidity and Capital Resources

Call-Net increased its liquidity position in 2003. Cash, cash equivalents and short-term investments increased by $25.1 million and the Company established an accounts receivable securitization with availability up to $55.0 million, of which $10.0 million was realized in 2003.

Cash Reconciliation

Cash and Short-Term Investments	($ Millions)
Cash & short-term investments December 31, 2002	$125.0
Free cash flow	16.9
Interest income and other expense	(4.4)
Change in non-cash working capital and other charges	(14.5)
Proceeds from equity issue	40.6
Proceeds from sale of accounts receivable	10.0
Acquisition of eForce	(19.7)
Net, other items	(3.8)

Cash and short-term investments, December 31, 2003	$150.1

Call-Net Enterprises Inc.	24/31	MD&A 2003

Cash, cash equivalents and short-term investments are generally invested in liquid Canadian dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investors Service, Inc.

Under the five-year accounts receivable securitization program created in 2003, Sprint Canada can sell an undivided co-ownership interest in certain trade receivables to a securitization trust. The program affects some line items on the Company’s balance sheet, income statement and cash flow statement.

On the balance sheet, the Company no longer recognizes the trade receivables sold under the program as accounts receivable and instead recognizes the fair value of the assets received (the retained interest) and liabilities incurred (such as servicing liability) in the transaction. Retained interests are initially recorded at their allocated carrying amount. At each reporting date, the Company estimates the fair value of its retained interest based on expected cash flows using management’s best estimates of bad debt, credit and dilution losses. Any change or impairment in the value of the retained interest is recorded in the ‘Interest and other income (expense)’ category. At December 31, 2003, the amount of accounts receivable that have been included as ‘Retained interest in other current assets’ was $41.2 million.

On the income statement, the portion of trade receivables sold includes the bad debt associated with those receivables; consequently the bad debt expense related to the Company’s retained interest is not included in operating expenses. Instead, any change or impairment in the value of the retained interest, including the effect of bad debt, credit and dilution losses is recorded in ‘Interest and other income (expense)’. Any fees or servicing costs are also recorded in ‘Interest and other income (expense)’. As a consequence of the accounts receivable securitization, bad debt expense dropped by $2.2 million in the second half of 2003. This was offset by a corresponding increase in the interest and other income (expense). The total loss on sale of receivables of $3.9 million includes this adjustment to the retained interest valuation as well as fees and servicing losses.

Call-Net Enterprises Inc.	25/31	MD&A 2003

On the cash flow statement, the amount of cash advanced to the Company for sales under the program is reflected as a source of cash under ‘Investment activities’, in the line item entitled ‘Proceeds on sale of accounts receivable’. In 2003, this amounted to $10.0 million. The remaining changes in the balance sheet items such as ‘Accounts receivable’ and ‘Other current assets’ (which includes ‘Retained interests’) flow through ‘Cash provided by operating activities’ – more specifically the ‘Net change in non-cash working capital’. The net impact of the securitization on the cash provided by operating activities in 2003 was a use of cash of $1.6 million. This negative impact on cash from operating activities includes one-time and monthly fees of $1.4 million and the classification of the proceeds of $10.0 million as proceeds from the sale of receivables assets as an investment rather than an operating activity.

Management believes that overall liquid resources at December 31, 2003, together with projected cash flow from operations, are sufficient to finance its current business plan.

At December 31, 2003, Call-Net had shareholders’ equity of $254.4 million, $387.1 million of long-term debt outstanding, in the form of 10.625 per cent senior secured notes, and a $37.0 million right-of-way liability. The Company’s net debt to net capitalization ratio declined to 51.9 per cent from 60.9 per cent a year earlier. Call-Net has no bank debt (other than cash collateralized letters of credit of approximately $0.4 million). Call-Net has no financial covenants relating to its senior secured notes and is not required to repay them until December 31, 2008.

Financial Position

At December 31, 2003, Call-Net had current assets of $241.7 million and current liabilities of $159.1 million. Net working capital improved to $82.6 million from $59.3 million at December 31, 2002. Total current assets at December 31, 2003 increased by $23.0 million from the balance at December 31, 2002 due to a $25.1 million increase in cash and short-term investments offset by a $2.1 million decline in accounts receivable and other current assets. Total current liabilities, composed principally of accounts payable and accrued liabilities, were little changed, decreasing by $0.3 million to $159.1 million at year-end. The Company’s current ratio stood at 1.5 at year-end. Accounts receivable stood at 32 days of sales.

Call-Net Enterprises Inc.	26/31	MD&A 2003

			Variance from
			Prior Year-End
($ Millions)	Dec 31, 2003	Dec 31, 2002	$	%
Cash and cash equivalents	56.5	34.1	22.4	65.7%
Short-term investments	93.6	90.9	2.7	3.0%

Total cash and short-term investments	150.1	125.0	25.1	20.1%
Accounts receivable & other current assets	91.6	93.7	(2.1)	(2.2)%

Total current assets	241.7	218.7	23.0	10.5%
Capital and other assets	595.9	701.1	(105.2)	(15.0)%

Total assets	837.6	919.8	(82.2)	(8.9)%

Current liabilities	159.1	159.4	(0.3)	(0.2)%
Long-term liabilities	424.1	511.8	(87.7)	(17.1)%
Shareholder’s equity	254.4	248.6	5.8	2.3%

Total liabilities and shareholders’ equity	837.6	919.8	(82.2)	(8.9)%

Current ratio	1.5	1.4	0.1
Accounts receivable (days sales outstanding)	32	34	(2.0)
Net debt to net capitalization	52%	61%	—	(9)%

Capital assets and other assets decreased $105.2 million to $595.9 million at December 31, 2003 from the 2002 year-end. This decrease was primarily due to the fact that Call-Net’s depreciation and amortization substantially exceeded the amount spent on capital additions. Depreciation and amortization of $156.8 million exceeded net capital and other assets additions of $51.6 million by $105.2 million in 2003. Other assets at December 31, 2003 were comprised principally of intangible assets including customer relationships. Other assets declined by $20.4 million to $80.7 million at December 31, 2003 due primarily to the $27.4 million amortization of customer relationships, offset by a $13.7 million increase in the asset related to the acquisition of eForce.

Total assets at December 31, 2003 were $837.6 million compared with $919.8 million at December 31, 2002.

Long-term liabilities, composed of senior secured notes and the right of way liability, decreased by $87.7 million to $424.1 million primarily due to the application of the more favourable U.S./Canada foreign exchange rate to the US$299.5 million senior secured notes, which accounted for $85.9 million of the change. Repayment of the right-of-way liability amounted to $2.2 million.

Call-Net Enterprises Inc.	27/31	MD&A 2003

Outlook

In 2004, Call-Net expects continued growth in its consumer and business solutions revenue, offset somewhat by continued decline in carrier services revenue. Top line revenue growth should be modest, up one per cent to five per cent over 2003.

In the consumer market Call-Net will focus on attracting home phone service customers. While the percentage growth of new lines may slow, the Company expects to add as many home phone service customers in 2004 as it did in 2003. Consumer revenue will also be stabilized by continued reductions in churn.

A key to long-term success is the ability to economically acquire and retain bundled home phone service customers. Call-Net will partner with other companies to enhance acquisition economics, as it did in 2003 with Microcell, to market wireless services bundled with the home phone. In 2004, Call-Net expects that more than half of consumer revenue will be derived from bundled customers, compared with 45.3 per cent in 2003.

Several companies are expected to introduce local service using VoIP technology. Call-Net will be early to market with its own VoIP offering that will be priced competitively and offer a broader range of features and a higher reliability than most other entrants can currently offer.

The business market will remain highly competitive, especially in the large corporate and mid-sized market segments. As with the consumer market, long distance and data prices will continue to decline in 2004, offset by success in the local market and in delivering IP Enabled Solutions.

Sprint Canada Business Solutions will focus on the following key activities in 2004:

▪	expansion in the small and medium-sized general business markets by offering bundled local, long distance and high-speed data services that leverage the Company’s co-locations

▪	leverage the relationship with Sprint to grow market share with multi-national corporations seeking a consistent North American network and customer support services

Call-Net Enterprises Inc.	28/31	MD&A 2003

▪	further penetration of the call centre sector with value-added integrated voice response and advanced voice recognition applications, producing increased toll-free traffic volumes for the Call-Net network

▪	deployment of IP Enabled Solutions based on Sprint technology, including IP/VPN and VoIP services. IP/VPN will gradually replace ATM and frame relay networks due to the lower costs for both users and carriers. The ability to deliver next-generation technology earlier than competitors will allow Call-Net to help Canadian firms move expeditiously from legacy data networks into the world of IP networking.

The wholesale or carrier market is expected to face declines in the per unit price of service. Call-Net is committed to maintaining a profitable carrier service operation despite wholesale revenue declines throughout 2004.

Carrier charges should decline as the result of the Company’s ongoing efforts in network optimization. Gross margin should exceed 50 per cent of revenue for all of 2004. Much of the reduction in costs associated with lower carrier charges will be redeployed into customer acquisition programs. As a result, the Company expects EBITDA growth of five per cent to ten per cent over 2004.

Call-Net expects to continue to be cash flow self-sufficient, generating more in EBITDA in 2004 than it spends in interest, capital and taxes.

Capital expenditures in 2004 are expected to be in the range of six per cent of revenue, of which approximately one half will be spent on improvements and approximately one half on growth, including the expansion of the Company’s co-location footprint from 134 to 148 centres, the installation of new local switching equipment and the purchase of other capital equipment to support local customer growth.

Call-Net Enterprises Inc.	29/31	MD&A 2003

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select accounting policies and make estimates and assumptions that affect the reported amounts of revenue and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. The following discussion highlights the critical accounting policies and the main areas where estimates are required. See note 2 to the 2003 annual consolidated financial statements for a more comprehensive discussion of the Company’s significant accounting policies.

Revenue Recognition: Revenue from providing long distance, data and local services are recognized based on customer usage as measured by the Company’s switches or by contractual agreement. Revenue from the sale of equipment is recognized when goods are delivered and accepted by customers.

Revenue from wireless services as a result of co-marketing Sprint Canada’s home phone service with Microcell’s wireless service are recognized as those services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers activation. Other sales and marketing expenses are recognized as incurred.

Accounts Receivable: The Company uses a predictive model as well as specific assessment to determine the allowance required for doubtful accounts and to estimate the fair value of the retained interest in securitized receivables. An industry accepted predictive model is applied to the accounts receivable for the consumer portion of the business. In other areas, a more detailed review of the accounts receivable balances and specific customer circumstances is performed at each month-end. Management experience and knowledge is used to determine overall reserve amounts in this area.

Carrier Cost Payables: In the normal course of business, there are disputes with other carriers over the charges being billed. Call-Net’s policy is to review the disputes on a monthly basis and apply the probability of winning disputed items to determine the amount of the reserve required.

Call-Net Enterprises Inc.	30/31	MD&A 2003

Customer Relationships: Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made. At December 31, 2003, management determined no major events or circumstances had occurred during the year that would indicate impairment has occurred.

Capitalized Costs: Direct labour costs incurred to develop or construct new assets or upgrade existing assets are capitalized. Direct and indirect overhead costs, general and administrative costs and interest costs are not capitalized. Direct labour costs of $10.4 million and $17.6 million were capitalized in 2003 and 2002, respectively.

Provisions for Contingent Liabilities: In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. These matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and updates, on a case-by-case basis, provisions for such items that have been recorded as required.

New Accounting Policies

In the third quarter of 2003, Call-Net adopted a deferred share unit plan for directors and senior management. Participants can choose to receive a portion of their remuneration in deferred share units. On leaving the Company, participants can redeem the units for common or class B non-voting shares at the then current market price, or take the cash equivalent. The accrued liability for all participants is adjusted to the market price of the Company’s shares at each balance sheet date.

Call-Net Enterprises Inc.	31/31	MD&A 2003